EXHIBIT 21.1

List of Subsidiaries of Energy King, Inc. a Nevada Corporation

(1)           Energy King, Inc., a California corporation

(2)           Heating & Air Conditioning Services, Inc., a Delaware corporation

(3)           World Wide Motion Pictures Corporation, a Michigan corporation

(4)           Gallagher’s Heating and Air, Inc., a California corporation